AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the years ended June 30, 2022 and 2021
(in Canadian Dollars)

Management’s Discussion & Analysis

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Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2022

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s audited consolidated financial statements as at and for the year ended June 30, 2022 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards (“IFRS”). The MD&A has been prepared as of September 20, 2022 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, in addition to year over year comparison, this MD&A provides comparative disclosures for the fourth quarter ended June 30, 2022 (“Q4 2022”) to the fourth quarter ended June 30, 2021 (“Q4 2021”) and to the third quarter ended March 31, 2022 (“Q3 2022”). Management believes that these comparatives provide relevant and current information.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.” The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

Medical leadership

Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s objective to achieve near term positive EBITDA1 is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

1 EBITDA is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for a reconciliation to IFRS equivalent.

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Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers cash gross margins (adjusted gross profit before FV)2 exceeding 60%. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP and other key certificated cannabis production, are capabilities that allow us to win new businesses as new medical and recreational markets open.

Consumer Repositioning

Leveraging our leading strength in science, cultivation and post-harvest processing, and the acquisition of the Thrive business, we believe that our recent changes to leadership and internal processes have now positioned Aurora to build a profitable and growing Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvement in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new and exciting portfolio that are a 30% or better improvement from our legacy cultivars. This economic advantage will allow us to compete and make a profit in certain categories we don’t currently participate in. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the six to nine months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins, allow us to build a profitable and growing business, and provide the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is expected to drive revenues by injecting rotation and variety into our product pipeline and has delivered nine new proprietary cultivars to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking. Since its first harvest in spring 2022, Sourdough has consistently delivered >28% THC (average of 28.8%) in our San Rafael brand and Gasberry Pie, available in flower, pre-roll and vape formats under our Daily Special brand, is also a consistently super-high THC cultivar delivering as high as 31% (average of 28.7%) at scale.

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. Farm Gas, delivers nearly double the yield of our traditional staple cultivars, and does so at an average of 26.5% THC. Aurora’s “next-generation” cultivars, developed in-house and produced across our network of sites, allow us to produce top quality flower at industry leading margins. We plan to launch an additional suite of four new cultivars this fall in our Medical and Consumer channels, and have a pipeline to deliver new innovation throughout the next fiscal year.

The genetics and breeding program is also expected, over time, to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. In November 2021, we further strengthened our leadership with the launch our new genetics licensing business unit – Occo.

Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in what we believe to be a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program, a large medical market expected to open fully in the next two years. In addition, Aurora is at the forefront of large developing federally legal consumer markets, with investment in Growery B.V., located in the Netherlands, and a leading position in the German medical market, and one of three domestic German producers, as that country’s government works toward introducing consumer market legislation around the end of 2022.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and position us to be successful in lucrative components of the cannabis value chain.

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical business, with country diversification, growth, and strong gross margins provide the foundation for profitability. To complete the progression to profitability, Aurora is continuing to right size SG&A costs, centralize and optimize production
2 Adjusted gross margin before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section for a reconciliation to IFRS equivalent.

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facilities, and leveraging the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to high margin segments of the market.

Aurora has one of the strongest balance sheets in the Canadian Cannabis industry with approximately $370 million of cash on hand as of September 20, 2022 and access to securities registered for sale under a base shelf prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”) currently covering approximately US$713.7 million of issuable securities, including US$186.2 million remaining securities for sale under the 2021 at-the-market (ATM) program (the “ATM Program”). Cash flow continues to improve with $22.5 million used in operations, including working capital and restructuring and severance payments of $6.8 million Q4 2022, and minimal levels of capital expenditures. The ongoing cost transformation program is expected to continue to improve operating cash use over the next several quarters.

Key Q4 2022 Results

Revenue and Gross Margin Update

Aurora’s leading medical cannabis businesses in Canada and Europe continued to perform well in Q4 2022 and delivered 73% (Q3 2022 – 78%, Q4 2021 - 64%) of the Company’s revenue and 94% (Q3 2022 – 92%, Q4 2021 – 79%) of adjusted margin before fair value adjustments.

The Canadian consumer business is beginning to stabilize despite the ongoing macro challenges of the market, including significant industry-wide excess inventory and increased pressure on older SKUs, which together have resulted in price compression. Aurora has focused on maximizing gross margins and progressing to profitability by centralizing the Company’s low-cost production facilities, introducing Aurora bred cultivars that have robust THC and terpene profiles, with significantly higher yields and resultant lower per unit costs, and selectively entering categories that have higher margins. During the quarter, the Company also announced the acquisition of TerraFarma Inc, (parent company of Thrive Cannabis) (“Thrive”), an ultra-premium producer and brand (“Greybeard”). The transaction closed on May 5, 2022 and is expected to accelerate the repositioning of the Company’s consumer business to a more focused and profitable segment.

Total cannabis net revenue3 decreased to $50.2 million in Q4 2022, compared to $50.4 million in Q3 2022 and $54.8 million in Q4 2021. Included in Q4 2022 net revenues is a $1.0 million provision related to anticipated returns on prior period U.S. CBD extract sales that is non-recurring in nature. Excluding the impact of the provision on U.S. CBD extract sales, cannabis net revenue would increase by $0.8 million in Q4 2022 as compared to Q3 2022, primarily due to the inclusion of less than two months of the recently acquired Thrive net revenues2 of $1.4 million.

In Q4 2022, total medical cannabis net revenues of $36.6 million continue to deliver an adjusted gross margin before fair value adjustments4 on medical cannabis net revenue in excess of 60%, with 62% in Q4 2022 (Q3 2022 – 64%, Q4 2021 – 68%). This strong margin profile continues to remain steady in the Company’s target range above 60% and is an important gross profit before fair value adjustments driver that distinguishes Aurora from its major competitors.

In Q4 2022, Aurora’s international medical cannabis net revenue of $11.7 million (Q3 2022 - $14.6 million, Q4 2021 - $8.6 million) showed 35% growth versus the prior year comparative quarter and decreased 20% versus the previous quarter. The year-over-year growth was primarily a result of the continued growth of important new markets including Poland, the UK, and Australia. The sequential revenue decrease was mainly due to a temporary situation of limited supply on high-demand cultivars in certain EU markets.

The Company’s Canadian medical cannabis net revenue increased slightly to $24.9 million in Q4 2022 (Q3 2022 - $24.8 million, Q4 2021 - $26.4 million). The Company continues to focus its Canadian medical cannabis business on insured patient groups who exhibit lower price sensitivity and provides more predictable revenue at higher gross margins than most other patient groups. Insured patient groups represented almost 80% of the Company’s Q4 2022 Canadian medical cannabis net revenues.

In Q4 2022, consumer cannabis net revenue was $12.6 million (Q3 2022 - $10.3 million, Q4 2021 - $19.5 million) with an adjusted gross margin before fair value adjustments of 26% (Q3 2022 - 29%, Q4 2021 - 31%). Sequentially, the increase in consumer cannabis net revenue was due to the stabilization of Aurora’s core consumer business, and the inclusion of approximately two month’s net revenues of $1.4 million from Thrive.

Gross margin before fair value adjustments on cannabis net revenue3 was 6% in Q4 2022 as compared to negative 20% in Q3 2022 and 31% in Q4 2021 includes $11.3 million in inventory net impairment provisions and destruction (Q3 2022 - $27.1 million, Q4 2021 - $(2.5) million) as the Company clears out aged and obsolete inventory as facilities are rationalized and product portfolios are repositioned. Included in Q4 2022 cannabis gross margin before fair value adjustments are also $6.8 million (Q3 2022 - $6.8 million, Q4 2021 - $8.9 million) depreciation charges in cost of sales.

Excluding the impact of the opportunistic bulk wholesales, adjusted gross margin before fair value adjustments4 on cannabis net revenue for Q4 2022 remained strong and steady, and well above the industry average, at 52% as compared to 57% in Q3 2022 and 54% in Q4 2021. The change from Q3 is related to the gross margin impact from a greater portion of Q4 revenue coming from the consumer business.

Adjusted gross margin before fair value adjustments4 on medical cannabis net revenue3 was 62% in Q4 2022 compared to 64% in Q3 2022 and 68% in Q4 2021, with the slight decrease primarily due to the mix between Canadian and International medical revenues, as Europe had a short term supply interruption on a key cultivar.

Adjusted gross margin before fair value adjustments4 on consumer cannabis net revenue3 was 26% in Q4 2022 compared to 29% in Q3 2022 and 31% in Q4 2021.

SG&A and Adjusted SG&A Update
3 Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Revenue” section for a reconciliation to IFRS equivalent.
4 Adjusted gross margin before fair value adjustments is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Revenue” section for a reconciliation to IFRS equivalent.

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SG&A and research and development (“R&D”) expense was $49.3 million in Q4 2022 (Q3 2022 - $42.3 million, Q4 2021 - $49.9 million) which includes $6.8 million of restructuring related costs (Q3 2022 - $2.0 million, Q4 2021 - $5.2 million), $2.3 million of prior period regulatory fee accruals (Q3 2022 - $0.7 million, Q4 2021 - nil), and $1.1 million in non-recurring project and litigation costs (Q3 2022 - nil , Q4 2021 - nil).

Excluding the restructuring and prior period items noted above, SG&A and R&D continued to be well controlled at $39.1 million during Q4 2022 (Q3 2022 - $39.5 million, Q4 2021 - $44.8 million).

Capital Expenditures Update

Aurora reported approximately $7.8 million in capital expenditures for Q4 2022 (Q3 2022 - $6.3, Q4 2021 - $11.3 million) which includes additions to intangible assets of $1.5 million (Q3 2022 - $0.9 million, Q4 2021 - $2.6 million) and cash from the disposal of property, plant and equipment of $0.6 million (Q3 2022 - $16.2 million, Q4 2021 - $13.9 million).

No government grants related to capital expenditures were received in Q4 2022. In Q4 2021, the Company received a $3.6 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures. The Company received a further $3.3 million government grant related to the co-generation project planned for Q1 2023.

Net Loss

Net loss for the three months ended June 30, 2022 was $618.8 million compared to a net loss of $134.0 million for the same period in the prior year. Net loss for Q2 2022 includes non-cash impairment charges of $536.2 million.

Impairment charges of $505.1 million were recognized in Q4 2022 during the Company’s annual impairment testing process, consisting of (i) $172.5 million total write-down of goodwill, of which $26.4 million related to the Canadian operating segment and $146.1 million related to the international operating segment; (ii) impairment charge of $271.9 million to write down intangible assets related to the Canadian operating segment; and (iii) asset-specific impairment of $60.7 million related to the Canadian operating segment. The goodwill impairment represents the remaining full goodwill balance associated with Aurora’s cannabis operations. The impairment charges were triggered by changes in cannabis market conditions, and in the current capital market environment including higher rates of borrowing and lower foreign exchange rates. In addition, impairment charges of $31.0 million were recognized in Q4 2022 as a result of the previously announced restructuring, of which $13.0 million was to write down intangible assets and $18.0 million was to write down property, plant and equipment.

Adjusted EBITDA

Adjusted EBITDA, a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section of this MD&A for the reconciliation to Net Loss.

Aurora reported an Adjusted EBITDA loss of $12.9 million in Q4 2022 (Q3 2022 - $11.4 million5, Q4 2021 - $21.8 million5). The increased Adjusted EBITDA loss as compared to the previous quarter is driven mostly by the $3.4 million reduction in adjusted gross margin before fair value adjustments resulting primarily from a change in the Company’s sales channel mix which yielded lower average net selling prices.

Liquidity Update

At June 30, 2022, the Company reported $488.8 million (Q3 2022 - $480.6 million , Q4 2021 - $440.9 million) of cash and cash equivalents, including $51.0 million (Q3 2022 - $50.7 million, Q4 2021 - $19.4 million) of restricted cash.

During Q4 2022, the Company raised cash primarily through net proceeds of $209.9 million from the issuance of Common Shares under the 2021 Shelf Prospectus and ATM Program.

During Q4 2022, the Company utilized cash in the following categories:

•Debt and lease obligation payments of $147.6 million which includes the early repurchase of the convertible debt at an average of 94.9% of face value;.
•Operations used cash of $22.5 million, including working capital and restructuring and severance payments of $6.8 million; and
•Capital assets, used approximately $7.2 million, net of disposals.

As of September 20, 2022, the Company had approximately $370 million of cash on hand and approximately $51.0 million of restricted cash. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive. Additionally, the Company has access to US$713.7 million under the 2021 Shelf Prospectus, including the balance of US$186.2 million pursuant to the ATM Program.

During Q4, 2022, the Company completed an offering of 70,408,750 units of the Company (“June 2022 Offering”) for gross proceeds of approximately US$172.5 million. Each unit consists of one common share and one common share purchase warrant (“June 2022 Offering Warrant”) of the Company. Each June 2022 Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$2.45 per warrant share until June 1, 2025. The Company issued an additional 488,639 Common Shares of the Company during Q4 2022 for gross proceeds of US$1.5 million under the ATM Program.

Cost rationalization plan

Cost savings targets in phase 3 of the strategic transformation plan announced in September 2021 were increased in May 2022 to an annualized range of $150 million to $170 million by the end of December 31, 2022. These cost savings remain on track, and are expected to
5 Prior period comparatives were recast to include the adjustment for non-core, non-recurring adjusted wholesale bulk cannabis margins to be comparable to the current quarter as follows: Q3 2022 - $0.9 million; and Q4 2021 - $(2.6) million.

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be split evenly between costs of goods sold and SG&A. the projected cost of goods sold savings include the repurposing of the Aurora Sky facility in Edmonton, in keeping with our diversified business portfolio, a prudent approach to capital allocation, and focusing on higher margin categories in the Canadian adult-use market.The benefit of these savings will be reflected in our P&L either as they occur within SG&A savings, or as inventory is drawn down for production-related savings.

Aurora’s achievement of the significant cost and expense reductions as part of phase 3 of the program is expected to clear a path to Adjusted EBITDA profitability.

COVID-19 Update

The COVID-19 pandemic has impacted revenue in the Canadian consumer market. As at the date of this report, all of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Due to continued uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future and as such, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section for further discussion on the potential impacts of COVID-19.

Condensed Statement of Comprehensive Loss

	Three months ended			Year ended
($ thousands)	June 30, 2022	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2020
Net revenue (1)	$50,215	$54,825	$50,434	$221,339	$245,252	$268,703
Gross profit before FV adjustments (1)	$2,955	$17,210	($10,003)	$8,626	($12,029)	$3,716
Gross profit	$4,390	$12,645	($14,189)	$21,225	($21,558)	($19,935)
Operating expenses	$68,290	$70,839	$58,192	$252,674	$261,260	$445,847
Loss from operations	($63,900)	($58,194)	($72,381)	($231,449)	($282,818)	($465,782)
Other income (expense)	($556,240)	($85,745)	($939,996)	($1,488,671)	($416,980)	($2,873,952)
Net loss from continuing operations	($618,777)	($133,969)	($1,012,175)	($1,717,979)	($693,477)	($3,257,499)
Net income (loss) from discontinuing operations, net of taxes	—	(1,179)	$—	—	($1,612)	($51,861)
Net loss	($618,777)	($135,148)	($1,012,175)	($1,717,979)	($695,089)	($3,309,360)

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent..

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Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q4 2022	Q4 2021	$ Change	% Change	Q3 2022	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$50,215	$54,825	($4,610)	(8%)	$50,434	($219)	0%
Medical cannabis net revenue (1)(2a)	$36,570	$35,022	$1,548	4%	$39,359	($2,789)	(7%)
Consumer cannabis net revenue (1)(2a)	$12,638	$19,514	($6,876)	(35%)	$10,339	$2,299	22%
Adjusted gross margin before FV adjustments on cannabis net revenue (2b)	47%	54%	N/A	(7%)	54%	N/A	(7%)
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	52%	54%	N/A	(2%)	57%	N/A	(5%)
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	62%	68%	N/A	(6%)	64%	N/A	(2%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	26%	31%	N/A	(5%)	29%	N/A	(3%)
SG&A expense (5)	$46,890	$46,902	($12)	0%	$39,630	$7,260	18%
R&D expense	$2,456	$3,034	($578)	(19%)	$2,637	($181)	(7%)
Adjusted EBITDA (2c)(6)	($12,852)	($21,821)	$8,969	41%	($11,367)	($1,485)	(13%)

Balance Sheet
Working capital	$599,893	$549,517	$50,376	9%	$577,566	$22,327	4%
Cannabis inventory and biological assets (3)	$127,836	$120,297	$7,539	6%	$118,729	$9,107	8%
Total assets	$1,084,356	$2,604,731	($1,520,375)	(58%)	$1,570,252	($485,896)	(31)%

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (2)	$5.10	$5.11	($0.01)	0%	$5.41	($0.31)	(6)%
Kilograms sold (4)	13,130	11,346	1,784	16%	9,722	3,408	35%
(1)Includes the impact of actual and expected product returns and price adjustments (Q4 2022 - $1.8 million; Q3 2022 - $0.4 million; Q4 2021 - $0.7 million).
(2)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(3)Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)The kilograms sold is offset by the grams returned during the period.
(5)Includes $6.8 million of restructuring related costs (Q3 2022 - $2.0 million, Q4 2021 - $5.2 million), $2.3 million of prior period employee-related accruals (Q3 2022 $0.7 million, Q4 2021 - nil) and $1.1 in non-recurring project and litigation costs (Q3 2022 — million, Q4 2021 - nil).
(6)Prior period comparatives were recast to include the adjustment for non-core, non-recurring adjusted wholesale bulk cannabis margins to be comparable to the current quarter as follows: Q3 2022 - $0.9 million; and Q4 2021 - $1.4 million.

Key Developments During and Subsequent to the Three Months Ended June 30, 2022

Financing Activities

Convertible Debt Buy Back

During Q4 2022, the Company repurchased a total of $155.3 million in principal amount of convertible senior notes due 2024 (“Senior Notes”) at a total cost, including accrued interest, of $149.2 million. Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

2021 Self Prospectus and ATM Program

During Q4, 2022, the Company completed the June 2022 Offering of 70,408,750 units of the Company for gross proceeds of approximately US$172.5 million. Each unit consists of one common share and one June 2022 Offering Warrant. Each June 2022 Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$2.45 per warrant share until June 1, 2025. The Company issued an additional 25,672,749 Common Shares of the Company during Q4 2022 for gross proceeds of US$1.5 million under the ATM Program. At management’s discretion, Aurora may sell shares under the ATM Program from time to time to be utilized for strategic purposes.

Operational Updates

Acquisition of CannaHealth

On September 20, 2022, the Company acquired all of the issued and outstanding shares of CannaHealth Therapeutics Inc., a company with assets in the Canadian medical aggregator space, for $21.9 million in cash.

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Acquisition of Bevo

Subsequent to fiscal 2022, on August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech (“Bevo”) the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The transaction included cash consideration paid of $45 million, and up to $12 million payable over three years in Common Shares or cash (at the election of Aurora), if applicable, based on Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia. Concurrent with closing of the transaction, Bevo entered into an agreement to acquire the Company's Aurora Sky facility in Edmonton, Alberta through the acquisition of one of Aurora's wholly-owned subsidiaries (the “Aurora Sky Transaction”). Up to $25 million could be payable over time by Bevo to Aurora in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. Closing of the Aurora Sky Transaction is conditional upon receipt of certain third-party consents.

The acquisition of a controlling interest in Bevo allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to drive long term value to Aurora's existing cannabis business via the application of Bevo's industry leading plant propagation expertise. Through the controlling interest, the Company financial consolidates Bevo and has a controlling position on its board of directors.

Acquisition of Thrive

On March 22, 2022, the Company announced an agreement to acquire all of the issued and outstanding shares of Thrive. The transaction included aggregate consideration of $38 million payable in cash and Common Shares, plus two earnout amounts payable in Common Shares or cash (at the election of Aurora), if applicable, based on Thrive achieving certain revenue targets within two years of closing of the transaction. The transaction closed on May 5, 2022.

The transaction is expected to strategically strengthen Aurora's position in the Canadian market by placing the Thrive team in charge of Aurora's Canadian recreational portfolio, advancing the shift in focus to innovative premium products including dried flower, pre-rolls, vapour products, and concentrates. It is anticipated that the transaction will provide immediate positive Adjusted EBITDA to Aurora and will support the Company's path to Adjusted EBITDA profitability in the first half of fiscal 2023.

EU-GMP Certification

On May 18, 2022 the Company announced that it received EU-GMP certification for its state-of-the-art medical cannabis production facility in Germany. As a leading manufacturer of medical cannabis worldwide, achieving EU-GMP certification of the company's first German manufacturing site marks a significant milestone in the fulfillment of an awarded tender by the German Federal Institute for Drugs and Medical Devices (BfArM). Aurora is the distinct market leader in the German flower segment and will now leverage receiving the world's highest quality standard to produce and distribute premium medical cannabis in Germany.

Redundant Facilities

Resulting from the purposeful decisions taken by the Company’s management and Board to accelerate the repositioning of Aurora’s production footprint and its shift toward a premium product portfolio, as well as the further announced cost reductions, the Company concluded that its Aurora Sky, Valley, Anandia and Whistler Alpha Lake facilities are redundant. Valley, Anandia and Whistler Alpha Lake were closed in Q4 2022 and cannabis production will cease at Aurora Sky in September 2022, following which the facility will be transferred to our Bevo subsidiary.

On September 19, 2022, the Company has given notice to terminate the previously announced agreement to sell the Aurora Sun facility due to the prospective buyer’s failure to fulfill closing conditions. Aurora will continue to evaluate alternative uses for the Aurora Sun facility.

9 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and twelve months ended June 30, 2022 and the comparative periods.

($ thousands)	Three months ended			Year ended
	June 30, 2022	March 31, 2022	June 30, 2021(2)	June 30, 2022	June 30, 2021(2)
Medical cannabis net revenue(3)
Canada dried cannabis	13,410	12,911	13,531	52,988	57,074
Canada cannabis derivatives (1)	11,483	11,864	12,869	47,750	50,069
Canadian medical cannabis net revenue	24,893	24,775	26,400	100,738	107,143
International dried cannabis	11,030	13,282	8,296	61,169	34,829
International cannabis derivatives (1)	647	602	326	2,429	1,657
International cannabis provisions	—	700	—	(1,675)	(118)
International medical cannabis net revenue	11,677	14,584	8,622	61,923	36,368
Total medical cannabis net revenue	36,570	39,359	35,022	162,661	143,511

Consumer cannabis net revenue(3)
Dried cannabis	10,056	8,628	14,062	44,570	73,920
Cannabis derivatives (1)	4,341	2,790	6,194	16,758	33,834
Net revenue provisions	(1,759)	(1,079)	(742)	(4,857)	(7,306)
Total consumer cannabis net revenue	12,638	10,339	19,514	56,471	100,448

Wholesale bulk cannabis net revenue(3)
Dried cannabis	1,007	736	289	2,207	1,293
Wholesale bulk cannabis net revenue	1,007	736	289	2,207	1,293

Total net revenue	50,215	50,434	54,825	221,339	245,252
(1)Cannabis derivative net revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles, vaporizer net revenue, and U.S. CBD product sales.
(2)As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries Hempco Food and Fibre Inc. (“Hempco”) and Aurora Hemp Europe (“AHE”) during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for more information about the divestitures.
(3)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.

Medical Cannabis Net Revenue

During the three and twelve months ended June 30, 2022, medical cannabis net revenue increased by $1.5 million and $19.2 million, respectively, as compared to the same periods in the prior year. The increase is primarily attributable to the Company’s increasing presence in key emerging international medical cannabis markets including Israel, Poland, the UK, and Australia.

For the three months ended June 30, 2022, medical cannabis net revenue decreased by $2.8 million or 7%, as compared to the prior quarter. The decrease was primarily attributable to lower sales into the EU regions which were impacted by $0.4 million due to the weakening of the Euro to the Canadian dollar. Excluding the impact of the weakening Euro dollar, medical international sales decreased by $1.6 million, which was primarily a result of a temporary situation of limited supply for high-demand cultivars in certain EU regions.

For the year ended June 30, 2022, the Company’s medical cannabis net revenue increased by $19.2 million compared to the same period in the prior year. The increase was primarily attributable to an increase in international cannabis net revenue of $25.6 million or 70%, for the year ended June 30, 2022, as a result of the continued growth of important new markets including Israel, Poland, the UK, and Australia.

10 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

Consumer Cannabis Net Revenue

For the three months ended June 30, 2022, the Company’s consumer cannabis net revenue increased by $2.3 million as compared to the prior quarter. The increase was primarily due to the addition of Thrive’s consumer cannabis net revenues of $1.4 million for the period ended May 6, 2022 to June 30, 2022 and supported by the Company’s stabilizing existing consumer business.

During the three and twelve months ended June 30, 2022, consumer cannabis net revenue decreased $6.9 million and $44.0 million, respectively, as compared to the same periods in the prior year. The decrease is primarily attributable to (1) increased competition leading to what we believe was irrational wholesale pricing and exacerbated by covid-related retail store closures in key provinces for the Company’s premium offerings and (2) the Company’s shift towards the premium segment of the consumer cannabis market.

Aurora management considers gross profit to be as important as revenue, and only participates in Canadian consumer market segments that allow for reasonably positive gross or contribution margins.

Pivot in Wholesale Bulk Cannabis Net Revenue

With the rationalization of the Company’s production facilities over the last year, and the concurrent significant improvement in cultivar quality, Aurora has had an excess of lower potency and aged bulk cannabis that did not meet the higher standards of the Company. Aurora has opportunistically sold this volume to other licensed producers, often at a negative gross margin in order to avoid destruction costs.

With the completion of the production footprint rationalization, Aurora Sky being the final step, Aurora does not expect to have a material amount of these types of excess products on an ongoing basis.

However, with the breeding and cultivation- driven improvement in yields of high potency and quality cultivars almost doubling the yield of our new cultivars compared to our historic staple cultivars, effectively doubling capacity of current facilities for very little incremental cost, Aurora now expects that future bulk cannabis sales, beginning in Q2 fiscal 2023, will mainly be comprised of high-quality bulk cannabis at very strong margins. As such, the Company will be reporting the clear out of low-quality product at write- down pricing as “non-core” and the expected ongoing ability to supply other licensed producers with high quality bulk cannabis as “core bulk cannabis revenue”.

During the three and twelve months ended June 30, 2022, non-core wholesale bulk cannabis net revenue increased by $0.3 million, $0.7 million and $0.9 million, respectively, as compared to the prior quarter, and as compared to the same periods in the prior year.

Cost of Sales and Gross Margin

	Three months ended			Year ended
($ thousands)	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net revenue (1)	50,215	50,434	54,825	221,339	245,252
Cost of sales	(47,260)	(60,437)	(37,615)	(212,713)	(257,281)
Gross profit before FV adjustments (1)	2,955	(10,003)	17,210	8,626	(12,029)
Changes in fair value of inventory sold	(25,199)	(42,927)	(20,111)	(106,072)	(118,707)
Unrealized gain on changes in fair value of biological assets	26,634	38,741	15,546	118,671	109,178
Gross profit	4,390	(14,189)	12,645	21,225	(21,558)
Gross margin	9%	(28%)	23%	10%	(9%)

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.

During the three months ended June 30, 2022, gross profit increased by $18.6 million, or 131%, as compared to the prior quarter. During the three months ended June 30, 2022, gross profit was $4.4 million which included inventory destruction and impairment charges of $26.6 million, compared to $63.6 million in the prior quarter. The increase in gross profit was primarily driven by a $36.9 million decrease in inventory destruction and impairment charges, partially due to the impact of facility rationalization efforts in Q3 2022 to position Aurora towards profitability. The increase was partially offset through a $12.1 million decrease in unrealized gain on changes in fair value of biological assets due primarily to lower expected grams to be yielded from plants in production, and a 7% decrease in adjusted gross margin before fair value adjustments (refer to “Adjusted Gross Margin” section below).

During the three months ended June 30, 2022, gross profit decreased by $8.3 million, or 65%, as compared to the same period in the prior year. The decrease was driven by a decrease of $14.3 million in gross profit before FV adjustments and a $5.1 million increase in changes in fair value of inventory sold, primarily due to $15.1 million in inventory destruction and impairment charges. The decrease was offset partially by an increase of $11.1 million in unrealized gain on changes in fair value of biological assets due primarily to a higher weighted average fair value less cost to complete and cost to sell per gram of cannabis.

During the year ended June 30, 2022, gross profit increased by $42.8 million as compared to the prior year. The increase was driven by a $20.7 million increase gross profit before FV adjustments and a $12.6 million decrease in changes in fair value of inventory sold, primarily due to $30.1 million of reduced inventory destruction and impairment charges recorded in the year ended June 30, 2022. In addition, there was a

11 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

$9.5 million increase in unrealized gains on changes in fair value of biological assets due primarily to a higher weighted average fair value less cost to complete and cost to sell per gram of cannabis.
Adjusted Gross Margin - Q4 2022

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Total
Three months ended June 30, 2022
Gross revenue	39,553	16,994	56,547	1,007	57,554
Excise taxes	(2,983)	(4,356)	(7,339)	0	(7,339)
Net revenue (1)	36,570	12,638	49,208	1,007	50,215
Non-recurring revenue adjustments (2)		1,023	1,023		1,023
Adjusted net revenue	36,570	13,661	50,231	1,007	51,238
Cost of sales	(23,237)	(17,700)	(40,937)	(6,323)	(47,260)
Gross profit (loss) before FV adjustments	13,333	(4,039)	9,294	(5,316)	3,978
Depreciation	3,489	2,506	5,995	816	6,811
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)	5,747	5,118	10,865	2,230	13,095
Adjusted gross profit (loss) before FV adjustments (1)	22,569	3,585	26,154	(2,270)	23,884
Adjusted gross margin before FV adjustments (1)	62%	26%	52%	(228%)	47%

Three months ended March 31, 2022
Gross revenue	42,262	13,869	56,131	736	56,867
Excise taxes	(2,903)	(3,530)	(6,433)	0	(6,433)
Net revenue(1)	39,359	10,339	49,698	736	50,434
Cost of sales	(31,275)	(23,242)	(54,517)	(5,920)	(60,437)
Gross profit (loss) before FV adjustments	8,084	(12,903)	(4,819)	(5,184)	(10,003)
Depreciation	4,198	2,165	6,363	482	6,845
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)	12,873	13,749	26,622	3,806	30,428
Adjusted gross profit (loss) before FV adjustments (1)	25,155	3,011	28,166	(896)	27,270
Adjusted gross margin before FV adjustments (1)	64%	29%	57%	(122%)	54%

Three months ended June 30, 2021
Gross revenue	38,076	26,037	64,113	289	64,402
Excise taxes	(3,054)	(6,523)	(9,577)	0	(9,577)
Net revenue(1)	35,022	19,514	54,536	289	54,825
Out-of-period revenue adjustments (2)	—	908	908	—	908
Adjusted net revenue	35,022	20,422	55,444	289	55,733
Cost of sales	(17,558)	(19,726)	(37,284)	(331)	(37,615)
Gross profit before FV adjustments	17,464	696	18,160	(42)	18,118
Depreciation	5,245	3,587	8,832	40	8,872
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)	1,028	2,017	3,045	—	3,045
Adjusted gross profit before FV adjustments (1)	23,737	6,300	30,037	(2)	30,035
Adjusted gross margin before FV adjustments (1)	68%	31%	54%	(1%)	54%
(1)These terms are Non-GAAP Measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Included in non-recurring and out-of-period adjustments are: Q4 2022 - $1.0 million and $(0.4) million related to expected returns on prior period revenues recorded in net revenues and cost of sales, respectively, $2.7 million related to a catch-up of prior period inventory adjustments, and $(0.5) million related to correction of prior quarter biological assets fair value inputs; Q3 2022 - $3.4 million related to correction of prior quarter biological assets fair value inputs; Q4 2021 - $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue, and $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations.

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Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 62% for the three months ended June 30, 2022 as compared to 64% in the prior quarter and 68% for same period of the prior year. The continued strength of the Company’s medical adjusted gross margins reflect the direct-to-patient model in Canada and sustained presence in the high margin international medical business. The decrease of 2% from Q3 2022 was due primarily to lower volumes sold into the high-margin EU region in Q4 2022, as compared to the prior quarter. The decrease of 6% from Q4 2021 was attributed primarily to a shift in sales as the Company grew its international markets bulk sales business, which yield a slightly lower margin.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 26% for the three months ended June 30, 2022, compared to 29% in the prior quarter and 31% in the comparable prior year period. The decrease of 3% from Q3 2022 and 5% from Q4 2021 were due primarily to an increase in value segment vape sales.

Non-core Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on wholesale bulk cannabis net revenue was negative 228% for the three months ended June 30, 2022, compared to negative 122% in the prior quarter and negative 1% in the comparable prior year period. Wholesale bulk cannabis margins reflects the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts.

Adjusted Gross Margin - Fiscal 2022

The table below outlines adjusted gross profit and margin before fair value adjustments for the years ended:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Cannabis	Non-Core Wholesale Bulk Cannabis	Total
Year ended June 30, 2022
Gross revenue	174,441	76,655	251,096	2,207	253,303
Excise taxes	(11,780)	(20,184)	(31,964)	—	(31,964)
Net revenue (1)	162,661	56,471	219,132	2,207	221,339
Non-recurring revenue adjustments (2)	—	1,023	1,023	—	1,023
Adjusted net revenue	162,661	57,494	220,155	2,207	222,362
Cost of sales	(108,060)	(91,446)	(199,506)	(13,207)	(212,713)
Gross profit before FV adjustments (1)	54,601	(33,952)	20,649	(11,000)	9,649
Depreciation	18,886	13,976	32,862	1,575	34,437
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)	29,614	35,912	65,526	6,036	71,562
Adjusted gross profit before FV adjustments (1)	103,101	15,936	119,037	(3,389)	115,648
Adjusted gross margin before FV adjustments (1)	63%	28%	54%	(154%)	52%

Year ended June 30, 2021
Gross revenue	155,718	133,458	289,176	1,293	290,469
Excise taxes	(12,207)	(33,010)	(45,217)	—	(45,217)
Net revenue (1)	143,511	100,448	243,959	1,293	245,252
Cost of sales	(110,655)	(142,868)	(253,523)	(3,758)	(257,281)
Gross profit (loss) before FV adjustments (1)	32,856	(42,420)	(9,564)	(2,465)	(12,029)
Depreciation	16,564	20,442	37,006	1,096	38,102
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (2)	31,475	58,736	90,211	—	90,211
Adjusted gross profit before FV adjustments (1)	80,895	36,758	117,653	(1,369)	116,284
Adjusted gross margin before FV adjustments (1)	56%	37%	48%	(106%)	47%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Included in out-of-period adjustments is: Year ended June 30, 2022 - $1.0 million and $(0.4) related to expected one-time returns on prior period Reliva revenues and cost of sales, respectively, $2.9 million related to correction of prior quarter biological asset fair value assumptions, $1.3 million related to prior year bonus accruals, $2.7 million related to a catch-up of prior period raw material count adjustments; Year ended June 30, 2021 - $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 63% for the year ended June 30, 2022 as compared to 56% for the prior year. The increase in adjusted gross margin before fair value adjustments was primarily due to (1) a shift in sales mix from the Canadian medical cannabis market into the higher margin international medical cannabis market and (2) continued reduction in production costs resulting from the Company’s announced plans to optimize production assets.

13 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue decreased to 28% for the year ended June 30, 2022 as compared to 37% for the prior year, which was primarily a result of (1) increased sales volumes of value segment vape products and (2) a higher cost per gram of dried flower sold as the Company’s standard cost was updated for the impacts of the Sky cultivation reduction.

Non-core Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue decreased to (155)% for the year ended June 30, 2022 as compared to (106)% for the prior year. Wholesale bulk cannabis margins represents the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts.

Operating Expenses

	Three months ended			Year ended
($ thousands)	June 30, 2022	March 31, 2022	June 30, 2021(1)	June 30, 2022	June 30, 2021(1)
General and administration	30,513	23,696	34,004	113,212	119,437
Sales and marketing	16,377	15,934	12,898	62,025	55,198
Acquisition costs	3,720	585	4,657	4,689	5,761
Research and development	2,456	2,637	3,034	10,389	11,447
Depreciation and amortization	11,752	11,802	14,084	48,602	49,174
Share-based compensation	3,472	3,538	2,162	13,757	20,243
Total operating expenses	68,290	58,192	70,839	252,674	261,260
(1)As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for more information about the divestiture.

General and administration (“G&A”)

During the three months ended June 30, 2022, G&A expense increased by $6.8 million and $3.5 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in Q4 2022 G&A expense is $6.7 million in restructuring, severance and benefits related to the wind down of certain production facilities as part of our business transformation plan (three months ended March 31, 2022 and June 30, 2021 - $1.5 million and $5.2 million, respectively). Excluding these impacts, G&A expense for the three months ended June 30, 2022, March 31, 2022 and June 30, 2021 would have been $22.7 million, $21.6 million, and $28.8 million, respectively. The addition of Thrive contributed an increase of $0.6 million in the three months ended June 30, 2022. Management continues to control spending in connection with its business transformation plan.

During the year ended June 30, 2022, G&A expense decreased by $6.2 million as compared to the prior year. Included in G&A expense for the year ended June 30, 2022 is $18.2 million in restructuring, severance and benefits, prior year bonus accruals, and other non-recurring project costs (year ended June 30, 2021 - $14.6 million). Excluding these impacts, G&A expense for the year ended June 30, 2022 and 2021 would have been $95.1 million and $104.8 million, respectively, which are due primarily from the Company’s reduced spending as a result of the business transformation plan as previously announced.

Sales and marketing (“S&M”)

During the three months ended June 30, 2022, S&M expense increased by $0.4 million and $3.5 million as compared to the prior quarter and to the same period in the prior year. Included in S&M expense for the three months ended June 30, 2022 is $2.5 million in restructuring and out of period adjustments (three months ended March 31, 2022 and June 30, 2021 - $0.6 million and nil, respectively). Excluding these impacts, S&M expense for the three months ended June 30, 2022 , March 31, 2022 and June 30, 2021 would have been $13.9 million, $15.3 million and $12.9 million, respectively. Management continues to control spending in connection with its business transformation plan.

During the year ended June 30, 2022, S&M expense increased by $6.8 million as compared to the prior year. Included in S&M expense for the year ended June 30, 2022 is $4.0 million in restructuring, severance and benefits, and an increase in Health Canada Regulatory fees. Excluding these impacts, S&M expense for the year ended June 30, 2022 and 2021 would have been $58.1 million and $55.2 million, respectively, which are due primarily from an increase in selling costs and referral fees. from the Company’s reduced spending as a result of the business transformation plan as previously announced.

Research and development (“R&D”)

During the three months ended June 30, 2022, R&D expenses decreased slightly by $0.2 million and $0.6 million as compared to the prior quarter and to the same period in the prior year, respectively. During the year ended June 30, 2022, R&D expense remained relatively consistent and decreased slightly by $1.1 million.

Depreciation and amortization

During the three months ended June 30, 2022 depreciation and amortization expense decreased by $0.1 million as compared to the prior quarter and decreased by $2.3 million to the same period in the prior year. This decrease against the same period in the prior year was due to facility disposals and impairment losses.

14 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

During the year ended June 30, 2022 depreciation and amortization expense remained relatively consistent compared to the prior year ended at $48.6 million and $49.2 million respectively.

Share-based compensation

During the three and twelve months end June 30, 2022, share-based compensation increased by $1.3 million and decreased by $6.5 million, respectively. compared to the same periods in the prior year. The decrease for the year was due to decrease due to forfeitures and headcount reduction from our business transformation plan.

Other income (expense)

For the three months ended June 30, 2022, other income (expense) was $(556.2) million and consisted mainly of: (i) $457.5 million impairment charges to write-down goodwill and intangibles; (ii) a $78.7 million impairment charge to write-down property, plant and equipment; and (iii) $14.8 million in finance and other costs.

For the year ended June 30, 2022, other income (expense) was $(1,488.7) million and consisted of: (i) a $1,199.2 million impairment of goodwill intangibles; (ii) a $259.1 million impairment of property, plant and equipment; (iii) $71.8 million in finance and other costs; and (iv) $5.5 million impairment of investment in associates, partially offset by other gains of $47.1 million.

Refer to Notes 7(b), 16 and 18(c) of the Financial Statements for a summary of the Company’s derivative investments, convertible debentures, and share purchase warrants, respectively.

Net Loss

Net loss for the three months ended June 30, 2022 was $618.8 million compared to $135.1 million for the same period in the prior year. The increase in net loss of $483.6 million was primarily due to non-cash impairment charges of $536.2 million recorded in other income (expense) during the current quarter to write-down goodwill, intangibles assets and property, plant and equipment as described below.

Net loss from the year ended June 30, 2022 was $1,718.0 million compared to $695.1 million for the prior year. The increase in net loss of $1,022.9 million was mainly due to non-cash impairment charges of $1,463.8 million recorded in other income (expense) during the current quarter to write-down goodwill, intangibles assets and property, plant and equipment; partially offset by a $42.8 million increase in gross profit.

Resulting from the purposeful decisions taken by the Company’s management and Board to accelerate the repositioning of Aurora’s production footprint and its shift toward a premium margin portfolio, as well as the further announced cost reductions, management concluded that the carrying value of goodwill in the Canadian operating segment was impaired in Q3 2022 and that asset specific impairments were required for production facilities being made redundant. Management also examined inventory balances and carrying values and concluded that there was excess inventory that did not fit with the Company’s shift to focus on premium margin products. As a result of these decisions, the Company recorded a number of non-cash charges in Q3 2022, including a write down of goodwill of $741.7 million, asset-specific impairments of $176.1 million, and an inventory provision charge of $63.6 million.

Further impairment charges of $505.1 million were recognized in Q4 2022 during the Company’s annual impairment testing process, consisting of (i) $172.5 million total write-down of goodwill, of which $26.4 million related to the Canadian operating segment and $146.1 million related to the international operating segment; (ii) impairment charge of $271.9 million to write down intangible assets related to the Canadian operating segment; and (iii) asset-specific impairment of $60.7 million related to the Canadian operating segment. The goodwill impairment represents the remaining full goodwill balance associated with Aurora’s cannabis operations. The impairment charges were triggered by changes in cannabis market conditions, and in the current capital market environment including higher rates of borrowing and lower foreign exchange rates. In addition, impairment charges of $31.0 million were recognized in Q4 2022 as a result of the previously announced restructuring, of which $13.0 million was to write down intangible assets and $18.0 million was to write down property, plant and equipment.

15 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Year ended
	June 30, 2022	March 31, 2022 (5)	June 30, 2021 (5)	June 30, 2022	June 30, 2021 (5)
Net income (loss) from continuing operations	(618,777)	(1,012,175)	(133,969)	(1,717,979)	(693,477)
Non-operating expense (income) (1)	18,151	16,292	(8,508)	22,038	31,684
Income tax expense (recovery)	(1,363)	(202)	(9,970)	(2,141)	(6,321)
Depreciation and amortization	18,595	18,647	22,956	83,067	87,276
Inventory and biological assets fair value adjustments	(1,435)	4,186	4,565	(12,599)	9,529
Share-based compensation	3,472	3,538	2,162	13,757	20,243
Acquisition costs	3,720	585	4,657	4,689	5,761
Restructuring related charges (2)	7,788	2,406	—	14,550	3,011
Out-of-period adjustments (3)	1,833	4,074	66	5,873	1,325
Non-recurring items (4)(5)	7,667	896	(2,565)	8,786	(3,887)
Asset impairments	547,497	950,386	98,785	1,528,913	426,844
Adjusted EBITDA (6)	(12,852)	(11,367)	(21,821)	(51,046)	(118,012)
(1)Non-operating expense (income) includes: interest and other income; finance and other costs; foreign exchange gain (loss); share of loss from investment in associates; government grant income; and fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on extinguishment of derivative investment, Gain (loss) on disposal of assets held for sale and property, plant and equipment, provisions, Realized loss on repurchase of convertible debt, Other gain (loss), and (gain) loss on the modification of debt. Refer to Note 21 of the Financial Statements.
(2)Restructuring related charges includes costs related to closed facilities that are held for sale, legal contract termination fees, restructuring charges and severance associated with the business transformation plan and revenue provisions as a result of Company initiated product swap to replace low quality product with higher potency product at the provinces.
(3)Included in out-of-period adjustments in Q4 2022 are $2.3 million related to Health Canada regulatory fee catch-up accruals, and $(0.5) million related to out of period impact of changes to Q1-Q3 inputs into the biological assets fair value model; Q3 2022 - $3.4 million related to a correction of prior quarter biological assets fair value measurement and $0.7 million in prior period related professional services expenses; Q4 2021 are $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, (ii) a $0.9 million out-of-period 2021 revenue adjustment to reclassify prior period rebates against net revenue; offset by (iii) a $6.4 million other gain relating to prior periods identified through our period end reconciliations.
(4)Included in non-recurring items in Q4 2022 are $2.3 million in non-core, non-recurring adjusted wholesale bulk cannabis margins; $0.3 million in litigation costs and $3.5 million in certain projects related to the Company’s corporate reset and other costs that are non-recurring in nature. Included in YTD Q4 2022 are $3.4 million in non-core, non-recurring adjusted wholesale bulk cannabis margins (YTD Q4 2021 - $1.4 million), $0.3 million in litigation costs and $0.8 million in certain projects related to the Company’s corporate reset and other costs that are non-recurring in nature.
(5)Prior period comparatives were recast to include the adjustment for non-core, non-recurring adjusted wholesale bulk cannabis margins to be comparable to the current quarter as follows: Q3 2022 - $0.9 million; Q4 2021 - $1.4 million; and YTD Q4 2021 - $1.4 million.
(6)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. In order to provide more direct comparability to industry peers, management has captured restructuring and out of period costs for prior periods, as well as the current period, in this reconciliation. Previously management reported these costs separately as a further adjustment to EBITDA.

Adjusted EBITDA loss increased by $1.5 million, or 13%, for the three months ended June 30, 2022, as compared to the prior quarter. The increase is primarily attributable to a $3.4 million reduction in adjusted gross profit before fair value adjustments.

Adjusted EBITDA loss decreased by $9.0 million and $67.0 million, or 41% and 57%, for the three and twelve months ended June 30, 2022, as compared to the same periods in the prior year. The decrease during the three months ended June 30, 2022 as compared to the three months ended June 30, 2021 is primarily due to $5.7 million in reduced SG&A and R&D expenses, exclusive of restructuring related charges, non-recurring charges, and out-of-period adjustments as the Company continues to control corporate and overhead spending. The decrease during the Twelve months ended June 30, 2022 is mainly driven by reductions to SG&A and R&D expenses, exclusive of restructuring related charges and out-of-period adjustments of $18.0 million as the Company continues to control corporate and overhead spending.

16 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

Liquidity and Capital Resources

($ thousands)	June 30, 2022	June 30, 2021	June 30, 2020
Cash and cash equivalents	437,807	421,457	162,179
Restricted cash	50,972	19,394	—
Marketable securities	1,331	3,751	7,066

Working capital	599,893	549,517	145,258
Total assets	1,084,356	2,604,731	2,779,921
Total non-current liabilities	276,774	450,656	384,439

Capitalization
Convertible notes	226,504	327,931	327,038
Loans and borrowings	—	—	113,921
Lease liabilities	42,987	71,619	90,288
Total debt	269,491	399,550	531,247
Total equity	662,354	2,037,700	2,123,226
Total capitalization	931,845	2,437,250	2,654,473

Total assets decreased by $1,520.4 million from the prior year primarily due to (i) a decrease of $887.7 million in goodwill primarily as a result of $914.3 million impairment charges; (ii) a decrease of $372.6 million in property, plant, and equipment mainly due to $258.6 million in impairment charges and $53.3 million depreciation; and (iii) a $296.8 million decrease in intangible assets primarily as a result of $284.9 million in impairment charges.

As at June 30, 2022, total capitalization decreased by $1,505.4 million compared to June 30, 2021. The decrease was primarily due to (i) a $1,375.9 million decrease in equity primarily as a result of $1,463.8 million impairment charges for goodwill, intangibles assets, property, plant and equipment and investment in associates; partially offset by equity financings; and (ii) a $101.4 million decrease in total debt mainly due to the early repurchase of convertible debentures.

During the three and twelve months ended June 30, 2022, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital, and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company works to achieve profitability and positive cash flow, Aurora has taken the following steps:

▪On March 30, 2021, the Company filed the 2021 Shelf Prospectus and a corresponding shelf registration statement on Form F-10 (the “2021 Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2021 Registration Statement was declared effective by the SEC on March 30, 2021 and allows the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. Should the Company decide to offer additional securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2021 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. US$713.7 million remains available under the 2021 Shelf Prospectus, inclusive of the ATM program described next;
▪On May 19, 2021, the Company filed a supplement under the 2021 Shelf Prospectus for an ATM program. The ATM program provides for US$300 million in Common Shares to be sold by registered dealers on behalf of Aurora in the U.S. at prevailing market prices at the time of sale. As of the date of this report, US$186.2 million remains available under the ATM; and
▪On May 12, 2022, the Company announced a plan to accelerate $70 million to $90 million in annualized cost efficiencies, split evenly between costs of goods sold and SG&A, which are expected to be realized by the end of the first half of fiscal 2023, for a total of up to $170 million in annual cash savings under the Company’s transformation program.

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near-term cash obligations of $117.0 million.

As of June 30, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•$437.8 million cash and cash equivalents; and
•US$713.7 million securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities, including US$186.2 million remaining securities for sale under the ATM Program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

17 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”).

On June 1, 2021, the Company fully repaid the $88.7 million principal outstanding under the Credit Facility, using the $50.0 million balance in restricted cash towards the repayment. As of June 30, 2022, the Company was fully released and discharged from all of its indebtedness and obligations under the Credit Facility.

As of June 30, 2022, the Company had a total of $0.9 million of letters of credit outstanding with BMO .

Equity Financings

On March 30, 2021, the Company filed the 2021 Shelf Prospectus in Canada and a corresponding 2021 Registration Statement with the SEC in the U.S. The 2021 Shelf Prospectus and the 2021 Registration Statement allow the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. As of June 30, 2022, the Company has access to US$713.7 million under the 2021 Shelf Prospectus, including the balance of US$186.2 million pursuant to the ATM Program. During the year ended June 30, 2022, the Company raised net proceeds of $209.9 million from the issuance of Common Shares under the 2021 Shelf Prospectus and ATM Program.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the years ended June 30, 2022 and the comparative periods:

($ thousands)	Three months ended		Year ended
	June 30, 2022	June 30, 2021 (1)	June 30, 2022	June 30, 2021
Cash used in operating activities	(26,642)	19,423	(109,838)	(210,577)
Cash provided by (used in) investing activities	(39,736)	11,539	(36,600)	(26,905)
Cash provided by financing activities	62,039	(59,100)	147,779	521,954
Effect of foreign exchange	12,252	(20,643)	15,009	(25,194)
Increase (decrease) in cash and cash equivalents	7,913	(48,781)	16,350	259,278
(1)Amounts have been recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.

Cash used in operating activities for the three months ended June 30, 2022 increased by $46.1 million as compared to the same period in the prior year. The increase was primarily due to a $10.5 million change in non-cash working capital. The increase in non-cash working capital over prior year was mainly driven by a $16.9 million decrease in biological assets and inventory and a $5.2 million decrease in accounts receivable.

Cash used in operating activities for the year ended June 30, 2022 decreased by $100.7 million as compared to the year ended June 30, 2021. This was primarily attributable to a reduction in operational spending and a lower headcount as a result of the business transformation, partially offset by $49.6 million change in non-cash working capital. The increase in non-cash working capital over prior year was mainly driven by a $31.9 million increase in accounts payable and accrued liabilities; a $11.4 million decrease in accounts receivable; and a $12.6 million increase in biological assets and inventory.

Cash used in investing activities for the three months ended June 30, 2022 increased by $51.3 million as compared to the same period in the prior year. The increase was primarily due to the acquisition of Thrive during the quarter and $11.9 million in proceeds from the sale of marketable securities in the prior year quarter.

Cash used in investing activities for the year ended June 30, 2022 decreased by $9.7 million as compared to the year ended June 30, 2021. This was primarily driven by a $20.9 million decrease in property, plant and equipment expenditures, partially offset by the acquisition of Thrive during the current year.

Cash provided by financing activities for the three months ended June 30, 2022 increased by $121.1 million as compared to the same period in the prior year. The increase was primarily due to a $209.5 million increase in net proceeds from equity financings and $88.7 million used for the repayment of loans in the same period in the prior year; partially offset by $145.7 million used to repurchase convertible debentures during the current quarter.

18 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

Cash used in financing activities for the year ended June 30, 2022 decreased by $374.2 million as compared to the prior year. The decrease was primarily due to a $315.8 million decrease in net proceeds from equity financings and $163.3 million used to repurchase convertible debentures during the current year. This was partially offset by $117.5 million used for the repayment of loans in the prior year.

Capital Expenditures

The Company’s major capital expenditures for the year ended June 30, 2022 primarily consisted of construction activities at its Netherlands production facility and enhancements at existing core facilities. The Company is simplifying its network and focusing on core sites to transform Aurora into a company that delivers earnings both in the short-term and long-term.

During the three months ended June 30, 2022, capital expenditures including intangible assets was $7.8 million, offset by $0.6 million in proceeds from disposals. No government grants related to capital expenditures were received in Q4 2022. In Q4 2022, the Company received a $3.7 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures. The Company received a further $3.3 million government grant related to the co-generation project during Q1 2023.

During the year ended June 30, 2022, capital expenditures including intangible assets was $53.1 million, offset by $19.2 million proceeds from disposals, for net investment into capital assets of $33.9 million.

Contractual Obligations

As at June 30, 2022, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	69,874	69,874	—	—	—
Convertible notes and interest (1)	298,768	14,804	283,964	—	—
Lease liabilities (2)	70,870	9,455	24,720	19,648	17,047
Contingent consideration payable (3)	14,500	14,500	—	—	—
Capital commitments (4)	5,861	5,861	—	—	—
Purchase commitments (5)	5,681	2,066	3,615	—	—
Business acquisition retention payments	3,620	399	3,221	—	—
Total contractual obligations	469,174	116,959	315,520	19,648	17,047
(1)Assumes the remaining principal balance outstanding at June 30, 2022 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Includes $— million payable in cash, with the remainder payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. The Company is currently awaiting a decision on the motion to dismiss. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal

19 | AURORA CANNABIS INC.	2022 ANNUAL REPORT

issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of June 30, 2022 (June 30, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain current and former executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain current and former executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. The Company disputes the allegations. On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims. This matter is now concluded. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of June 30, 2022 (June 30, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on Financial Statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consists of the Company’s executive management team and management directors whom, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company and. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Year ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Short-term employment benefits (1)	1,858	1,257	7,109	5,080
Termination benefits	308	1,645	308	2,583
Directors’ fees (2)	85	88	335	458
Share-based compensation (3)	2,600	2,919	11,026	13,388
Total management compensation (4)	4,864	5,909	18,778	21,509
(1)Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)Includes meeting fees and committee chair fees.
(3)Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 19 of the Financial Statements).
(4)As of June 30, 2022, $1.6 million is payable or accrued for key management compensation (June 30, 2021 - $0.8 million).

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The following is a summary of the significant transactions with related parties:

($ thousands)	Three months ended		Year ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Production costs (1)	1,602	—	4,310	5,100
(1)Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures our softgels and in which Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company Auralux Enterprises Ltd (“Auralux”). Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).

During the year ended June 30, 2021, the Company sold AHE to the subsidiary’s President and former owner.

The following amounts were receivable from (payable to) related parties:

($ thousands)	June 30, 2022	June 30, 2021
Equipment loan receivable from investments in associates (1)	—	10,096
Debenture and interest receivable from investment in associate (2)	—	17,170
Production costs with investments in associates (3)(4)	439	—
	439	27,266
(1)Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date. During the three and twelve months ended June 30, 2022, the Company recorded an impairment of $10.5 million against the outstanding loans receivable balance related to the Company’s joint venture, Auralux.
(2)Represents the $6.0 million secured convertible debenture in Choom Holdings Inc. (“Choom”) plus interest receivable bearing interest at 7.0% per annum and maturing on December 23, 2024. Balance at June 30, 2021 represents the $20.0 million unsecured convertible debenture in Choom plus interest receivable, bearing interest at 6.5% per annum and was to mature on November 2, 2022. Refer to Note 6(a) of the Financial Statements for further details. As of June 30, 2022, the 2021 Debenture had a fair value of $0.0 million resulting in an unrealized loss of $6.0 million.
(3)Production costs incurred with (i) Gelcan; and (ii) Sterigenics which provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Gelcan, the Company is contractually committed to purchase a minimum number of softgels during each calendar year from 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by the cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2022, and 20.0 million capsules per calendar year until March 31, 2025.
(4)Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

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Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Biological Assets

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated loss in fair value due to harvested product not meeting specifications.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Significant assumptions used in the fair value of biological assets include (i) the average selling price per gram; (ii) the weighted average yield per plant; (iii) weighted average effective yield; and (iv) the standard cost per gram to complete production. Refer to Note 9 for sensitivities and the impact of changes to these significant assumptions on the fair value of biological assets.

Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

Inventory

Cannabis Inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage, inventory excess, age, and damage.

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We apply judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the incremental borrowing rate used, which we apply estimates in determining the rates.

Estimated useful life of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Residual values, useful lives and depreciation methods are reviewed annually for relevancy and changes are accounted for prospectively. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic conditions, market conditions and the useful lives of the assets.

Impairment of property, plant and equipment

Refer to Note 15 for significant assumptions applied in the determination of the recoverable amount of CGUs.

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company

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compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of investments in associates and joint ventures

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

Impairment of intangible assets and goodwill

Refer to Note 15 for significant assumptions applied in the determination of the recoverable amount of CGUs.

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at June 30 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the Canadian Cannabis Operating segment and the International Cannabis Operating segment, which represents the lowest level at which management monitors goodwill. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the operating segment or CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Share purchase warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of Common Shares, the expected cash receivable is variable due to changes in foreign exchange rates. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input.

Share-based compensation

Depending on the complexity of the specific stock option and warrant terms, the fair value of options and warrants is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options and warrants, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

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Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The assessment of whether or not a valuation allowance is required on deferred tax assets often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing to fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market. Information about valuation techniques and inputs used in determining the fair value of financial instruments is disclosed in Note 28 of the Financial Statements.

Change in Accounting Policy and Estimates

New Accounting Policy

Segregated Cell Insurance

Insurance coverage for the Company’s directors and officers has been secured through a segregated cell program (“Segregated Cell”). The Segregated Cell was effected by entering into a participation agreement with a registered Segregated Accounts Company for the purposes of holding and supporting the Company’s insurance risk transfer strategies. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Segregated Cell and the Company’s accounting policy is to consolidate the Segregated Cell. The funds held in the Segregated Cell are held as cash with the possibility of reinvestment. As the funds cannot be transferred to other parts of the group, the funds are disclosed as Restricted Cash.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective

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for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.
Financial Instruments
Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of Common Shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value
Summary of Financial Instruments

The carrying values of the financial instruments at June 30, 2022 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	437,807	—	—	437,807
Restricted cash	50,972	—	—	50,972
Accounts receivable, excluding sales taxes receivable	41,975	—	—	41,975
Marketable securities	—	—	1,331	1,331
Derivatives	—	26,283	—	26,283
Loans receivable	16	—	—	16
Lease receivable	6,317	—	—	6,317
Financial Liabilities
Accounts payable and accrued liabilities	69,874	—	—	69,874
Convertible debentures (1)	226,504	—	—	226,504
Contingent consideration payable	—	14,500	—	14,500
Other current liabilities	12,435	—	—	12,435
Lease liabilities	42,987	—	—	42,987
Derivative liability	—	37,297	—	37,297
Other long-term liabilities	128	—	—	128
(1)The fair value of convertible debentures includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

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The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at June 30, 2022:

($ thousands)	Level 1	Level 2	Level 3	Total
As at June 30, 2022
Marketable securities (1)	1,331	—	—	1,331
Derivative assets (1)	—	9,860	16,423	26,283
Contingent consideration payable	—	—	14,500	14,500
Derivative liability (2)	37,297	—	—	37,297

As at June 30, 2021
Marketable securities	3,751	—	—	3,751
Derivative assets	—	42,477	16,905	59,382
Contingent consideration payable	—	—	374	374
Derivative liability	88,860	3,079	—	91,939
(1)    For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three and nine months ended June 30, 2022, refer to Notes 7(a) and (b) in the Financial Statements.
(2)    For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three and nine months ended June 30, 2022, refer to Note 16 and Note 18(c) in the Financial Statements.

There have been no transfers between fair value levels during the period.

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Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $32.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2022, $22.5 million of accounts receivable are from non-government wholesale customers (June 30, 2021 - $7.0 million). As of June 30, 2022, the Company recognized a $4.1 million provision for expected credit losses (June 30, 2021 - $5.4 million).

For the periods indicated, the Company’s aging of trade receivables were as follows:

($ thousands)	June 30, 2022	June 30, 2021

0 – 60 days	27,563	36,195
61+ days	4,902	5,835
	32,465	42,030

The Company’s contractual cash flows from lease receivables was as follows:

($ thousands)	June 30, 2022
$
Next 12 months	2,073
Over 1 year to 2 years	2,311
Over 2 years to 3 years	1,180
Over 3 years to 4 years	497
Over 4 years to 5 years	432
Thereafter	182
Total undiscounted lease payments receivable	6,675
Unearned finance income	(358)
Total lease receivable	6,317
Current	(1,883)
Long-term	4,434

During the three and nine months ended March 31, 2022, the Company recorded an impairment of $10.5 million against the outstanding loans receivable balance related to the Company’s joint venture, Auralux Enterprises Ltd.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

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(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in U.S. dollars; US$208.9 million of U.S. dollar denominated Senior Notes; and US$28.9 million of warrant derivative liabilities exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2022, the effect of a 10% increase or decrease in Euros, Danish Krone, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $24.5 million (June 30, 2021 – $40.0 million) to net loss and $9.3 million (June 30, 2021 – $4.7 million) to comprehensive loss for the year ended June 30, 2022.

At June 30, 2022, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. During the year ended June 30, 2022, the Company’s financial liabilities consisted of long-term fixed rate debt.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed under the “Financial Instruments” section above, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of June 30, 2022, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $47.9 million (June 30, 2021 – $15.2 million). Refer to Note 7 of the Financial Statements for details on the fair value of marketable securities and derivatives investments, and Note 19(c) for details on the warrant derivative liabilities.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at September 20, 2022 :

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	300,390,733
Stock options	3,794,846
Warrants	88,856,139
Restricted share units	1,082,480
Deferred share units	213,971
Performance share units	684,071
Convertible debentures	3,792,492
(1)Refer to Note 16 “Convertible Debentures”, Note 18 “Share Capital” and Note 19 “Share-Based Compensation” in the Financial Statements for a detailed description of these securities.

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Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Financial Results
Net revenue (2)	$50,215	$50,434	$60,586	$60,108
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	47%	54%	53%	54%
Loss from continuing operations attributable to common shareholders (4)	($618,787)	($1,012,177)	($74,776)	($11,884)
(Loss) earnings from discontinued operations attributable to common shareholders	$—	$—	$—	$—
Loss attributable to common shareholders	($618,787)	($1,012,177)	($74,776)	($11,884)
Basic and diluted loss per share from continuing operations	$0.00	($4.72)	($0.38)	($0.06)
Basic and diluted loss per share	$0.00	($4.72)	($0.38)	($0.06)

Balance Sheet
Working capital	$599,893	$577,566	$481,574	$532,612
Cannabis inventory and biological assets (4)	$127,836	$118,729	$139,625	$139,103
Total assets	$1,084,356	$1,570,252	$2,485,384	$2,560,316

Operational Results – Cannabis
Average net selling price of dried cannabis (3)	$5.10	$5.41	$4.52	$4.67
Kilograms sold	13,130	9,722	13,043	12,484

	Q4 2021 (2)	Q3 2021 (1)(2)	Q2 2021 (1)(2)	Q1 2021 (1)(2)
Financial Results
Net revenue (2)	$54,825	$55,161	$67,673	$67,593
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	54%	44%	44%	49%
Loss from continuing operations attributable to common shareholders (4)	($133,969)	($160,625)	($300,222)	($97,197)
Loss from discontinued operations attributable to common shareholders	($1,179)	$0	$2,298	($2,731)
Loss attributable to common shareholders	($135,148)	($160,625)	($297,924)	($99,928)
Basic and diluted loss per share from continuing operations	($0.68)	($0.83)	($1.79)	($0.83)
Basic and diluted loss per share	($0.68)	($0.83)	($1.77)	($0.85)

Balance Sheet
Working capital	$549,517	$646,310	$592,519	$206,335
Cannabis inventory and biological assets (5)	$120,297	$102,637	$179,275	$171,086
Total assets	$2,604,731	$2,839,155	$2,829,963	$2,762,181

Operational Results – Cannabis
Average net selling price of dried cannabis (2)(3)	$5.11	$5.00	$4.45	$3.86
Kilograms sold	11,346	13,520	15,253	16,139
(1)Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on discontinued operations, refer to Note 12(b) of the Financial Statements. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section of the Company’s audited consolidated financial statements as at and for the year ended June 30, 2021 and the accompanying notes thereto.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

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Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency (“CRA”) not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.

We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.

As our business continues to grow, any expansion to or update of our current operating sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities on an ongoing basis. The impact of regulatory compliance regimes and any delays in obtaining, maintaining or renewing, or failure to obtain, maintain or renew, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

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Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. It is also possible that laws that impact our business may not develop as we expect or on the timeline we expect, including the federal legalization of cannabis use in the U.S. if and when it occurs. Changes to such laws, regulations, and guidelines, may cause material adverse effects on our business, financial condition and operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.

We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, and any persons, including such U.S. based investors, found to be aiding and abetting us in such violations could be subject to liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors is expected to increase.

Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in new and existing competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm our business in a number of ways, including losing patients and/or customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats. There is potential that we will face intense competition from not only existing companies but from new entrants including those resulting from the federal legalization of cannabis use in the U.S. if and when it occurs, all of which could harm our operating results. Changes in the number of licenses granted and the number of licensed producers ultimately authorized by Health Canada, as well as other regulatory changes in both Canada and the U.S. that have the effect of increasing competition, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market.

Some competitors may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favorable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.

We also face competition from illegal cannabis dispensaries and ‘black market’ operations and participants, who do not have a valid license, that are selling cannabis to individuals[, including products with higher concentrations of active ingredients, using flavours or other additives or engaging in advertising and promotion activities that are not permitted by law. Because they do not comply with the regulations governing the cannabis industry, illegal market participants’ operations may also have significantly lower costs.

In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

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Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. In particular, our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition and results of operations.

In addition, the invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, may have a negative impact on our costs, including for input materials, energy and transportation.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. The price of cannabis is affected by numerous factors beyond our control and any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets or successfully manage our growth.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

In addition, the Company may be subject to other growth-related risks, including pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination or renewal of, such contracts may adversely impact our business, financial condition and operations.

In addition, not all of the Company’s supply arrangements with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial and territorial wholesalers may purchase under the supply arrangements may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial and territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice, decides to return product or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

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Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.

We are required to comply with the covenants in our convertible senior notes due February 28, 2024. These covenants may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under any debt instrument it is party to, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If we default under a debt instrument and the default is not waived by the lender(s), the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, we cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by us on existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to consumers. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects.

Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis

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may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perception of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using our cannabis and cannabis derivative products, including unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions.

Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its key personnel.

Our future success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Dependence on Senior Management.

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity-based compensation, has been designed for the retention of key employees.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

We may be subject to potential conflicts of interest as some of our directors and officers may be engaged in a range of other business activities. Our directors and officers are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. However, in some cases these outside business interests can require significant time and attention which may interfere with their ability to devote the necessary time to our business, and there is no assurance that such occurrences would not adversely affect our operations.

We may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, our directors are required to act honestly, in good faith and in the Company’s best interests.

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Future execution efforts may not be successful.

There is no guarantee that our current execution strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that we will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency's denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.
Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.

While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on our business, operations or profitability.

Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.

We may be affected by political or economic instability, including political or economic instability resulting from the recent invasion of Ukraine by Russia. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, high rates of inflation and other negative impacts on the global economy, capital markets or other geopolitical conditions. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

Rising inflation may negatively impact our business, raise cost and reduce profitability. While we would take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of our customers’ spending habits. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.
Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have

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engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be topically applied, inhaled and ingested or otherwise consumed by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of consumer goods and products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in the industry generally, which could have a material adverse effect on our business, financial condition and operations.

We are and may become party to litigation, mediation, and/or arbitration from time to time.

We are and may in the future become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the U.S. and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient third-party courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

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Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis, and therefore, our business, financial condition and results of operations.

Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

We have in the past, and may in the future, record significant impairments or write-downs of our assets.

Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory.

In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value.

Our operations are subject to various environmental and employee health and safety regulations.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

Climate change may have an adverse effect on demand for our products or on our operations.

Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of extreme weather events such as severe weather, heat waves, wildfires, flooding, hailstorms, snow storms, and the spread of disease and insect infestations. These events could damage, destroy or hinder the operations at our physical facilities, or the facilities of our suppliers or customers, and adversely affect our financial results as a result of decreased production output, increased operating costs or reduced availability of transportation.

Government action to address climate change, greenhouse gas (GHG) emissions, water and land use may result in the enactment of additional or more stringent laws and regulations that may require us to incur additional capital expenditures, pay higher taxes, increased transportation costs, or could otherwise adversely affect our financial conditions.

In addition, increasingly our employees, customers and investors expect that we minimize the negative environmental impacts of our operations Although we make efforts to create positive impacts where possible and anticipate potential costs associated with climate change, failure to mitigate the risks of climate change and adequately respond to their changing expectations as well as those of governments on environmental matters, could result in missed opportunities, additional regulatory scrutiny, loss of team members, customers and investors, and adverse impact on our brand and reputation.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to own and protect our trademarks, patents, trade secrets and other intellectual property rights.

We rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors.

Even if we move to protect our intellectual property with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights.

Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the U.S. where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business.

An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

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We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

Cyber-attacks could result in important remediation costs, increased cybersecurity costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of our employees and consumers was compromised. It also confirmed that our patient database was not compromised, and our performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:

•remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security;
•measures in response to the evolving security landscape; and
•legal expenses, including costs related to litigation, regulatory actions or penalties.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva.

Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

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As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of our subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•actual or anticipated fluctuations in our results of operations;
•recommendations by securities research analysts;
•changes in the economic performance or market valuations of companies in the same industry in which we operate;
•addition or departure of our executive officers and other key personnel;
•release or expiration of transfer restrictions on outstanding Common Shares;
•sales or perceived sales of additional Common Shares;
•operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;
•regulatory changes affecting the Company’s industry, business and operations;
•announcements of developments and other material events by us or our competitors;
•fluctuations in the costs of vital production inputs, materials and services;
•changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•operating and share price performance of other companies that investors deem comparable to us; and
•news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.

No dividends on our Common Shares have been paid to date. We currently intend to retain future earnings, if any, for future operation and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our board of directors may deem relevant.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.

We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

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Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of the NASDAQ and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on the NASDAQ and the TSX. If we fail to comply with listing standards and the NASDAQ and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•a limited availability of market quotations for our Common Shares;
•reduced liquidity for our Common Shares;
•a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
•a limited amount of news and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both our compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.

We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our Common Shares.

Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2022. ICFR are designed to provide reasonable assurance that our financial reporting is reliable and that its Financial Statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting our objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.

We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;
•the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.

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We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”) within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the U.S. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the U.S. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the U.S. may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the U.S. could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the U.S., U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the U.S. or other foreign jurisdictions.

The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our business has and may continue to be subject to disruptions as a result of the COVID‐19 pandemic.

On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus, or COVID-19, a pandemic. The COVID-19 pandemic continues to result in extended government-ordered measures affecting significant portions of the global economy, including in the U.S., Canada, Portugal, Australia and Germany, where we conduct significant business. The public health crisis caused by COVID-19 and the actions taken and continuing to be taken by governments, businesses and the public have adversely affected, and we expect will continue to adversely affect, our business, financial condition and results of operations.

In connection with the COVID-19 pandemic and to comply with mandates and guidance from governmental authorities, we continue to review and update our operational procedures and safety protocols at our facilities. If such measures are not effective or governmental authorities implement further restrictions, we may be required to take more extreme action, which could include a short or long-term closure of our facilities or reduction in workforce. These measures may impair our production levels or cause us to close or severely limit production at one or more facilities. Further, our operations could be adversely impacted if suppliers, contractors, customers and/or transportation carriers are restricted or prevented from conducting business activities. For example, cannabis retail stores in certain Canadian markets may close voluntarily or be forced by local governments to close or modify their operations, reducing our ability to distribute adult-use cannabis.

While the U.S. and other jurisdictions have relaxed restrictions implemented in response to the COVID- 19 pandemic, the potential for new and more-transmissible variants means that the situation remains dynamic and subject to rapid and possibly material changes.

Reliva’s operations in the U.S. may be impacted by regulatory action and approvals from the Food and Drug Administration.

Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local Departments of Health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised. On December 20, 2018, the Farm Bill, which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products.

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CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations.

The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states, provinces, territories and cities in Canada and the U.S. have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.

Cannabis vaporizers in Canada are regulated under the Cannabis Act and Cannabis Regulations. Negative public sentiment may prompt regulators to decide to further limit or defer the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada has proposed new regulations that would place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial governments in Quebec, Alberta and Newfoundland and Labrador have imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include our products, which would materially and adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance.

Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

Given the early stage of the cannabis industry, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition and results of operations.

The Canadian excise duty framework affects profitability.

Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the CRA required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market.

We may hedge or enter into forward sales, which involves inherent risks.

We may hedge or enter into forward sales of our forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk (the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with us or adversely affect the financial and other terms the counterparty is able to offer us); (ii) market liquidity risk (the risk that we have entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position); and (iii) unrealized fair value adjustment risk (the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in us incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates).
There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect us from adverse changes in price fluctuations, it may also prevent us from fully benefitting from positive changes in price fluctuations.

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Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures(“DC&P”) (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.
Based upon the evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that our disclosure controls and procedures were not effective as of June 30, 2022 at the reasonable assurance level due to the material weaknesses described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of the material weaknesses identified, we performed additional analysis and other post-closing procedures. Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at June 30, 2022 in conformity with GAAP and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended June 30, 2022.
Changes to Internal Controls over Financial Reporting
In fiscal 2022, the Company underwent a series of changes that materially affected or are reasonably likely to continue to materially affect the Company’s internal controls over financial reporting (“ICFR”). Management has continued efforts to develop and enhance the performance of ICFR, including providing enhanced SOX training and reducing complexity in the organization’s application environment and physical footprint.
Implementation and Enhancement of Internal Controls in Aurora Europe
As part of its continued revenue growth and importance, the Company implemented new and enhanced internal controls over financial reporting in Aurora Europe, including over key Financial Reporting, Revenue, and Production and Inventory business processes, as well as Information Technology (“IT”) General Controls. This included enhancement of ICFR in financial reporting, revenue-to-receivables, and production and inventory processes in the Berlin, Germany and the Nordic facility in Odense, Denmark. The results of this work and testing of controls is reflected in management’s assessment of ICFR below.
Transformation Initiatives
During the period, the Company continued to implement changes aligned to its business transformation plan and drive toward EBITDA positivity which included cost and staffing reductions, decommissioning of redundant systems and applications, and the rationalization of facilities deemed to be redundant within the Company’s supply network, as previously disclosed in the organization’s fiscal 2022 Q3 Management Discussion and Analysis published on May 12, 2022. These changes subsequently impacted business-level processes and controls, including facility-based production and inventory controls and changes in process and control ownership.
Acquisition of Thrive Cannabis
The Company completed its acquisition of Thrive Cannabis on May 5, 2022, triggering the organization’s business combinations controls as well as internal integration activities, commencing in June 2022. While management has extended its oversight and monitoring processes that support our ICFR, we continue to integrate Thrive, which may result in additions or changes to the Company’s ICFR or processes.
Management’s Assessment on Internal Control over Financial Reporting
In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.
ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of June 30, 2022 against the COSO Framework. Based on this evaluation, management concluded that material weaknesses existed as of June 30, 2022, as described below, and due to these material weaknesses, ICFR is not effective as of June 30, 2022.
Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature, which increases the risk of human error. The Company’s controls

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related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in property, plant and equipment, fair value of biological assets, valuation of inventory, and key goodwill, intangibles and purchase price accounting calculations and estimates.
IT General Controls: Specific to the Aurora Europe business component, the Company had an aggregation of deficiencies within its IT general controls across multiple systems within the subsidiary, including deficiencies related to segregation of duties, user access and change management. As a result, the Company concluded that the subsidiary’s process-level automated and manual controls in the areas of journal entries and revenue that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted.
Management Review Controls: The Company did not consistently have documented evidence of management review controls and did not always maintain segregation of duties between preparing and reviewing analyses and reconciliations with respect to inventory, revenue pricing, procure-to-pay, and financial statement close processes.
Material and immaterial errors were identified in the consolidated financial statements as a result of these material weaknesses which were corrected prior to release of the financial statements. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.
KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting.
Management has excluded the acquisition of Thrive Cannabis from its assessment of effectiveness of DC&P and ICFR as of June 30, 2022.
Selected financial information from the consolidated statement of comprehensive loss for the excluded controls related to the acquired business

($ thousands)
Total revenues	$1,877
Net loss(1)	$3,154
(1) As the impairment of goodwill was tested as part of the Company’s testing of DC&P and ICFR, it has been excluded from the table above.
Selected financial information from the consolidated statement of financial position for the excluded controls related to the acquired business

($ thousands)
Total Current Assets	$12,319
Total Non-Current Assets(1)	$11,402
Total Current Liabilities	$2,680
Total Non-Current Liabilities	$2,862
(1)As the goodwill and intangible assets were tested as part of the Company’s testing of DC&P and ICFR, they have been excluded from the table above.

Remediation Plan
Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses, with a continued focus on reducing the use of complex spreadsheets in the performance of key business controls, training, and enhancement to business processes and controls as the Company continues to mature. Management also anticipates that as business transformation initiatives are completed, such the wind-down of redundant facilities, some of the deficiencies that relate to one-time non-recurring activities will inherently be resolved.
Specific to the material weaknesses noted, management is currently reviewing it long-term IT strategy to determine a roadmap that includes simplifying the IT environment and harmonizing the Company’s operations and ERP systems to support the long-term strategy, business operations, and a robust control framework. Management will additionally:
a.Review key business processes and controls to determine where further system reliance can potentially mitigate the use of complex spreadsheets, improve segregation of duties, and reduce reliance on manual management review controls
b.Improve control tools and templates to aide with the sufficient and consistent documentation of review controls and procedures
c.Provide additional refresher training to management and control owners on key control attributes and documentation requirements
d.Continue to implement and enhance the organization’s control framework, including Aurora Europe’s IT General Control framework and any manual controls required to address ongoing system limitations
We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

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Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability including, but not limited to, anticipated cost savings and planned cost efficiencies;
•growth opportunities including the expansion into additional international markets;
•expectations related to increased legalization of consumer markets, including the United States;
•the recovery of the Company’s domestic consumer segment;
•the acquisition of Thrive, including the anticipated impact on the consumer business and the Company's path to Adjusted EBITDA profitability in the first half of fiscal 2023;
•consumer demand for products containing CBD derived from hemp plants and the associated growth and market opportunities;
•competitive advantages and strengths in medical, scientific leadership, multi-jurisdictional regulatory expertise , compliance, testing and product quality;
•product portfolio and innovation, and associated revenue growth;
•licensing of genetic innovations to other Licensed Producers and associated revenue growth;
•expectations regarding biosynthetic production and associated intellectual property;
•the use of proceeds generated from the ATM Program;
•future strategic plans; and
•the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, COVID-19, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the Canadian medical market.
◦Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the medical market.
◦Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market.
Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.
•Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.
Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, out-of-period adjustments, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.

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Non-GAAP Measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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